

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2014

<u>Via E-mail</u>
Mr. Donald J. Straka
General Counsel
Great Western Bank
100 N. Phillips Ave.
Sioux Falls, South Dakota 57104

Re: Great Western Bancorp, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted July 18, 2014
File No. 377-00699

Dear Mr. Straka:

        We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Emerging Growth Company Status

1. Since you claim to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please supplementally provide us with the following:
    *   copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications; and
    *   any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the

Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Outside Front Cover Page of Prospectus

2. Please disclose the information required by Item 501 and Instruction 1 to paragraph 501(b)(3) including the amount of securities, an offering range, the name(s) of the lead or managing underwriter(s) and the name of the exchange on which you intend to list the securities offered. Revise pages 181 and 182 accordingly.

3. The cover page of the draft prospectus includes a red herring legend. Please advise us whether or not you have disclosed all or part of a version of this document to any potential investors.

Prospectus Summary, page 1

4. Please revise the preamble to this section to indicate, pursuant to the Instruction to Item 503(a) of Regulation S-K that the summary is an overview of the key aspects of the offering and identifies those aspects of the offering that are the most significant.

Business, page 1

5. Please revise your claim on page 1 and elsewhere that you have "an efficiency ratio superior to our peer median" to add the disclosure in footnote 3 on page 7 that "our efficiency ratio and those of our peers may not be directly comparable."

6. Please balance your disclosure on page 1 and elsewhere such as on page 4 that your assets have "grown at a CAGR of 14% from September 30, 2009 to September 20, 2013" to disclose that most of the growth occurred in the first year (2009 to 2010) and that you growth in your most recent fiscal year 2013 was less than 2%. Please revise similar claims on pages 5 and elsewhere regarding Compound Annual Growth Rate for agricultural loan portfolio, assets, loans, deposits and net income.

7. Please revise page 2 to disclose the percentage of your loan portfolio that are real estate loans.

8. Please revise your disclosure in the second paragraph on page 2 and elsewhere that you provide "capabilities typical of a much larger bank" to identify those capabilities and to disclose the extent to which you are dependent on your parent company NAB for each of those capabilities.

Track Record of Strong and Disciplined Growth, page 5

9. Please revise the first two bullets to balance the discussion by including the growth in 2013 and the subsequent interim period in addition to the five year period.

10. Please revise to add disclosure as to whether you have any current agreements, arrangements and/or understanding to make any future acquisitions.

Highly Efficient Operating Model, page 6

11. Please revise footnote 3 on page 7 to disclose the names of the companies in the peer group or the peer group characteristics.

NAB Ownership and Our Separation from NAB, page 10

12. Please revise to add illustrations of the companies both on a pre-formation and post-IPO basis, including ownership percentages. In addition, add a brief captioned subsection for each company discussed or presented, with their date of formation, and primary business purpose.

13. Please revise the subsections requested above as applicable:
    - summarize the material transactions between the companies that have occurred since September 30, 2012;
    - summarize the material provisions of the Stockholder agreement with NAB including the right to name directors and to serve on Board Committees, the right to veto various corporate actions, the right to continued access to all internal information and the right to exchange voting stock for nonvoting stock;
    - quantify the number of directors that will be nominated by NAB under the terms of the agreement;
    - discuss the number of current directors and named executives (such as your President, CEO and CFO) that were former employees of NAB and/or appointed by NAB;
    - discuss the control that NAB will have as a result of it holding a controlling block of your stock; and
    - summarize the material terms of any other agreements with NAB including the Transitional Services Agreement.

Risks Relating to Our Company, page 11

14. Please consider adding to the risks that you have included as "more significant risks" the risks associated with your material weakness in internal controls and the choice of forum provision in your Certificate of Incorporation.

The Offering, page 13

15. Please revise under "Controlling Stockholder" that upon completion of the offering and the lock-up period, NAB may require you to register for resale all of the additional shares of your common stock owned by NAB pursuant to Registration Rights Agreements with NAB.

Risk Factors, page 20

16. Please consider adding a risk factor addressing the risks from your concentration of loans in real estate (including commercial, residential and agricultural as well as construction) in a limited geographical area.

17. Please revise the first risk on page 47 to clarify what services NAB will no longer perform and your estimated additional annual costs that you will incur. In addition, disclose any material costs associated with the Transitional Services Agreement and any anticipated additional costs expected when that agreement terminates.

18. Please revise the risk factor on page 48 regarding conflicts of interest to include whether your auditor and counsel also have conflicts since they are also engaged by NAB. Discuss the conflict in interest in employees of NAB negotiating the terms of the Stockholder, Transitional Services and Registration Rights Agreements with NAB and the risk that the terms may not be in the best interests of other future shareholders. Finally, briefly describe those activities where NAB's interest may conflict.

19. Please revise the risk factor on ages 51-52 relating to your choice of forum provision to discuss in greater detail the risks including the following:
- the risk of additional cost to bring any action against you in Delaware state court; and
- the risk that Delaware courts may be more sympathetic to corporations than shareholders than other jurisdictions.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations – Six Months Ended March 31, 2014 and March 31, 2013

Net Interest Income, page 71

20. Please revise the average assets, liabilities and equity table to separately disclose self-originated and acquired/purchased loans and the associated interest income and yield recognized for each for the periods presented. This will enable to the reader to obtain a clear understanding of the changes being recognized within the loan portfolio and the trends therein.

21. Please include a rate/volume table for the interim period of fiscal 2014 and 2013 presented.

Interest and Dividend Income, page 73

22. Please revise to discuss the interest income recognized on both acquired loans and self- originated (i.e. organic) loans and the respective average yields recognized on each for the interim and fiscal periods presented.

23. Please revise to disclose the impact of the interest rate swaps (i.e., both in dollar terms and on the average yield) entered into in conjunction with accounting for certain loans at fair value, on interest income for the six month period ending March 31, 2013 as well as the fiscal 2012 period.

Provision for Loan Losses

24. Please provide a discussion of the provision for loan losses recorded for the periods presented in your next filing. When explaining the differences recognized between periods, please provide specific information addressing changes in incurred loss history, reductions in impaired loans requiring specific reserves for loan losses and any other pertinent information. You should distinguish between loan loss provisions recorded for loans covered and not covered under the FDIC loss sharing arrangements.

Noninterest Income, page F-75

25. Please revise to quantify and discuss the amounts recorded in regard to the activities relating to the amortization of the FDIC indemnification asset in each of the periods presented.

Rate and Volume Variances, page 85

26. Please tell us how the change in the fair value attributable to changes in specific credit risk on the loans accounted for at fair value have been reflected in the volume and rate table for the periods presented.

Analysis of Financial Condition, page 90

27. Please revise to provide information which identifies the loans (i.e. by loan type) within the portfolio which have been self-originated and which have been acquired for the periods presented. You should also provide information which identifies the credit impaired loans by type acquired in the TierOne Bank acquisition as well.

Asset Quality, page 95

28. Please disclose information addressing nonaccrual loan, OREO and troubled debt restructuring information that are covered by the FDIC loss sharing arrangements for the periods presented. Please also include a rollforward of both the allowance for loan loss activity and OREO activity as it relates to the FDIC loss sharing arrangements.

29. Please disclose the levels of nonperforming restructured loans for each of the periods presented within the nonaccrual loan table on page 96.

30. Please revise to indicate whether the nonperforming loans and assets ratios included in the table on page 96 are inclusive of nonperforming restructured loans.

31. Please revise to provide a table which identifies both the performing and nonperforming restructured loans by loan type for the periods presented.

32. Please disclose a rollforward of activity for the allowance for loan losses recorded on the purchased credit impaired loans acquired and covered by the FDIC loss sharing arrangements.

33. Please disclose the nonaccretable difference outstanding at the end of the periods presented.

Critical Accounting Policies and the Impact of Accounting Estimates
Allowance for Loan Losses and Unfunded Commitments, page 109

34. You disclose on page 97 that you calculate your allowance for loan losses for non-impaired loans based on a weighted average ratio of 12-, 36- and 60-month historical realized losses by collateral type. Please clarify how you compute this weighted average ratio of loan losses for non-impaired loans.

Loans, page 127

35. Please revise the chart to provide a breakdown of the percentage of your loan portfolio that is agribusiness loans to distinguish between real estate agribusiness loans and other agribusiness loans.

Competition, page 132

36. Please revise to disclose, as applicable and if material, your competitive position in your market area with respect to deposits, loans and assets. Consider identifying any dominant competitors in your market area. See Item 101(c)(1)(x) of Regulation S-K.

Management, page 148

37. Please reconcile your disclosure in the first paragraph with that in the third full paragraph on page 64 regarding directors from NAB and GWBI.

Principal and Selling Stockholders, page 162

38. Please revise footnote (1) to disclose the names of natural persons whom possess sole or shared voting and investment control. See CD&I number 140.02 for Regulation S-K.

Our Relationship with NAB, page 163

39. Please disclose the extent and type of any material business transactions you had with NAB.

Description of Capital Stock
Sole and Exclusive Forum, page 174

40. Please explain your reasons for amending you Certificate of Incorporation to include a choice of forum provision.

Notes to Consolidated Financial Statements

Consolidated Statements of Comprehensive Income, page F-4 and F-58

41. You disclose net gains from sale of repossessed property and other assets in noninterest income.   Please revise to include gains and losses on sales of OREO as well as any write-downs within other expense pursuant to Rule 9-04 (14) (d) of Regulation S-X.

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Loans, page F-10

42. Please disclose information addressing the types of loans for which the fair value option has been selected, whether all of these loan types have been accounted for at fair value or the reasons for using a partial selection in accordance with ASC 825-10-50-28.

Revenue Recognition, page F-17

43. Please tell us how interest income is measured and recorded for loans which are accounted for under the fair value option.

Note 5. Loans, page F-25

44. Loans measured at fair value have been excluded from the past due loan tables as well as the "credit risk profile by internally assigned grade" tables for the periods presented. Please tell us the reasons for not including these loans.

Exhibits

45. We note that you have not filed any of the exhibits required by Item 601 of Regulation S-K. Please file all exhibits with your next amendment. Once you file all

of the exhibits, please adjust your schedule to allow the staff adequate time to review and comment upon your disclosure relating to the exhibits.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Marc Thomas at (202) 551-3152 or Gustavo Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney